

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Petros Christodoulou
Deputy Chief Executive Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

> **Re:** **National Bank of Greece S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed May 15, 2012**
> **Form 6-K furnished March 29, 2013**
> **Form 6-K furnished April 8, 2013**
> **File No. 001-14960**

Dear Mr. Christodoulou:

We have reviewed your filings and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We continue to evaluate your response dated September 28, 2012 and may have further comment.

<u>Form 6-K furnished March 29, 2013</u>

<u>Financial Statements</u>

<u>Note 2: Summary of significant accounting policies, page 51</u>

<u>2.2 Going concern, page 51</u>

2. You disclose on page 52 that on May 28, 2012 the Hellenic Financial Stability Fund (HFSF) contributed European Financial Stability Facility (EFSF) bonds with nominal amount totaling €7.43 billion as an advance for its participation in your future capital increase. You also disclose that on December 21, 2012 the HFSF contributed EFSF bonds with a nominal value of €2.326 billion. Please address the following in your response as well as your next Form 20-F:

- Identify how you recorded each of these contributions under U.S. GAAP, as well as for regulatory capital purposes.

- Confirm that the capital was issued on the same date that the EFSF bonds were received. To the extent that the dates were different, please explain your accounting during the intervening time frame.

- Clearly identify the terms of the bonds and the capital securities issued in exchange for the bonds.

- Identify how the bonds were valued, including the methodologies and significant assumptions used.

- Given that you have disclosed this as an "advance" for future participation in your capital increase, please clarify whether there will be any type of future exchange of these securities as part of your future capital increase, or whether this represents the final form of the capital increase committed by the HFSF. To the extent there are any planned changes in the form, type, or level of capital to be committed by the HFSF, please clearly disclose this information in your next Form 20-F.

- Clarify whether there is any remaining commitment from the HFSF to provide you with further capital.   In this regard, it appears from your disclosure that the HFSF committed to subscribe for any amount of unsubscribed share capital and/or convertible bonds up to €9.756 billion and that you have received €9.756 billion in the form of EFSF bonds from the HFSF in the May and December 2012 advance contributions noted above.

Note 14: Credit provisions and other impairment charges, page 106

3. We note your disclosure on page 107 that you recorded a pretax gain of €279.3 million related to the exchange in December 2012 of €4.4 billion nominal value Greek Government Bonds (GGBs) for €1.5 billion nominal value six-month EFSF bonds. To help us better understand the terms of the exchange and the accounting you intend to apply to these transactions under U.S. GAAP, please address the following:

- Confirm, if true, that the GGBs exchanged in this transaction represent <u>all</u> of the new GGBs you held that you received under the Private Sector Involvement (PSI) debt restructuring program in March and April 2012. To the extent this statement is not true, please tell us and revise your disclosure in future flings, beginning with your Form 20-F for the fiscal year ended December 31, 2012 to clarify specifically which other GGBs were exchanged in this December 2012 transaction or which PSI GGBs were excluded from this December 2012 transaction. Provide the original terms and dates obtained for any GGBs exchanged that were not received from the March/April 2012 PSI debt restructuring.

- Provide a roll-forward of balances for both your PSI eligible GGBs and non-PSI eligible GGBs from January 1, 2011 to December 31, 2011, and through to December 31, 2012 reflecting this exchange in December 2012. Give separate line items for the 2011 impairment based on the terms of the PSI, the March/April 2012 PSI exchange itself, any subsequent impairments, as well as the December 2012 exchange for EFSF bonds. For each of your GGB categories and at each of the dates indicated, please include: the notional amount, any other-than-temporary impairment charges taken, the carrying amount, and fair value.

- Provide us with the journal entries recorded related to the March/April 2012 PSI exchange. Specifically, we note your disclosure on page F-48 of the December 31, 2011 Form 20-F of all of the different components to the PSI transaction, including the receipt of new GGBs, detachable GDP linked-securities, EFSF bonds, and EFSF securities for the component representing accrued and unpaid interest. We also note that you have disclosed the discount rate utilized in the valuation of the new GGBs, but you have not disclosed the other key assumptions or the fair values utilized for each of the other components. Please clearly disclose the valuations utilized, and related key assumptions, for each of the different components of the PSI exchange. Additionally, please clarify the Day 2 accounting for the detachable GDP linked-securities.

- Provide us with more information related to the December 2012 transaction, including the terms of this exchange, a comparison of the terms of the GGBs and EFSF bonds exchanged, and the valuation of both the GGBs exchanged and the EFSF bond received at the time of the transaction, including the methodologies and significant assumptions used. Provide a tabular reconciliation of how you calculated the pretax gain. Please revise your disclosure in future filings, beginning with your Form 20-F for the fiscal year ended December 31, 2012, to also disclose this information.

- Tell us whether there are any other anticipated exchanges of remaining GGBs in your portfolio for EFSF bonds.

- Disclose the extent to which the EFSF bonds and securities received in connection with the PSI exchange have paid and performed in accordance with all original contractual terms.

Form 6-K furnished April 8, 2013

4. We note your disclosure that the merger process between you and Eurobank has been suspended since the Institutional Authorities have decided that you and Eurobank should be recapitalized fully and independently of one another. You also state that the final decision on the merger between you and Eurobank will be made by the EFSF, as per current provisions. Please respond to, and consider providing transparent disclosure in your next Form 20-F addressing, the following:

- Please clarify what the suspension means in terms of the accounting for your acquisition of Eurobank. Specifically, on page 13 of your Form 6-K filed March 29, 2013, you disclose that on February 15, 2013 that you acquired 84.35% of the ordinary share capital of Eurobank and obtained control. Please tell us whether this decision to suspend the merger process between you and Eurobank affects whether you believe you have control of Eurobank effective February 15, 2013 and whether that control was later suspended subsequent to that date.

- We note your disclosure in your Form 6-K filed March 20, 2013 that on March 19, 2013, your Board of Directors decided to commence the merger process with Eurobank, and the merger will be effected by means of absorption of Eurobank by NBG, through unification of the two entities' assets and liabilities, and that the conversion date will be December 31, 2012. Please clarify what the "conversion date" represents. As part of your response, please clarify when you have reflected the acquisition of Eurobank in your consolidated financial statements, such as when the assets and liabilities of Eurobank are included in the financial statements of NBG, and when the operating income and expenses of Eurobank are included in NBG's consolidated income statement. Additionally, clarify whether this decision is affected in any way by the suspension of the merger process, and if so, how.

- We note the creation of an Integration Steering Committee composed of senior executives from both banks to oversee the merger process, and an Integration Office to coordinate the various integration tasks. Please clarify whether this

Integration Steering Committee and its tasks have been affected by the suspension of the merger process, and if so, how.

- Identify the extent to which your control of the day to day operations as well as long-term strategic decision making was affected by the suspension of the merger process.

- We note that the final decision on the merger between you and Eurobank will be made by the EFSF. Please clarify what will occur if the EFSF does not approve the merger. For example, given that you acquired 84.35% of the ordinary share capital of Eurobank with the tender offer in February 2013, clarify how you will account for the shares owned if the merger is not approved.

You may contact Brittany Burris, Staff Accountant at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief